SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

HashiCorp, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.000015 per share
(Title of Class of Securities)

418100103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page of 1 of 13

Exhibit Index on Page 13

CUSIP # 418100103	Page 2 of 13

1		NAMES OF REPORTING PERSONS Technology Crossover Management X, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,015,006 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 1,015,006 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,006 shares of Class A Common Stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2% (A)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(A) Please see Item 4.

CUSIP # 418100103	Page 3 of 13

1		NAMES OF REPORTING PERSONS Technology Crossover Management X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 973,025 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 973,025 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 973,025 shares of Class A Common Stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2% (A)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 418100103	Page 4 of 13

1		NAMES OF REPORTING PERSONS TCV X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 750,364 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 750,364 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,364 shares of Class A Common Stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% (A)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 418100103	Page 5 of 13

1		NAMES OF REPORTING PERSONS TCV X (A), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 183,786 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 183,786 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,786 shares of Class A Common Stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (A)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 418100103	Page 6 of 13

1		NAMES OF REPORTING PERSONS TCV X (A) Blocker, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,292 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 2,292 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292 shares of Class A Common Stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (A)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 418100103	Page 7 of 13

1		NAMES OF REPORTING PERSONS TCV X (B), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 36,583 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 36,583 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,583 shares of Class A Common Stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (A)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 418100103	Page 8of 13

1		NAMES OF REPORTING PERSONS TCV X Member Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 41,981 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 41,981 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,981 shares of Class A Common Stock (A)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (A)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(A) Please see Item 4.

CUSIP # 418100103	Page 9 of 13

Item 1(a).	Name of Issuer

HashiCorp, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

101 Second Street, Suite 700
San Francisco, CA 94105

Item 2(a).	Name of Persons Filing

This statement is being filed by (1) Technology Crossover Management X, Ltd., a Cayman Islands exempted company (“Management X”), (2) Technology Crossover Management X, L.P, a Cayman Islands exempted limited partnership (“TCM X”), (3) TCV X, L.P., a Cayman Islands exempted limited partnership (“TCV X”), (4) TCV X (A), L.P., a Cayman Islands exempted limited partnership (“TCV X (A)”), (5) TCV X (A) Blocker, L.P., a Cayman Islands exempted limited partnership (“TCV X (A) Blocker”), (6) TCV X (B), L.P., a Cayman Islands exempted limited partnership (“TCV X (B)”), and (7) TCV X Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund X”). The foregoing entities are collectively referred to herein as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office

The mailing address for each of the Reporting Persons is:
c/o TCV
250 Middlefield Road
Menlo Park, California 94025

Item 2(c).	Citizenship

Management X is a Cayman Islands exempted company. Each of TCM X, TCV X, TCV X (A), TCV X (A) Blocker, TCV X (B) and Member Fund X is a Cayman Islands exempted limited partnership.

Item 2(d) and 2(e).	Title of Class of Securities and CUSIP Number

Class A Common Stock, par value $0.000015 per share (“Class A Common Stock”)
CUSIP Number: 418100103

Item 3.	Not applicable.

CUSIP # 418100103	Page 10 of 13

Item 4.	Ownership

On the date hereof, the Reporting Persons beneficially own directly and/or indirectly the following shares:

Name of Investor	Shares of Class A Common Stock	Shares of Class B Common Stock	Total Shares of Class A Common Stock Assuming Conversion of Class B Common Stock	Percentage of Class A Common Stock Assuming Conversion of Class B Common Stock(1)	Percentage of Voting Power Assuming No Conversion of Class B Common Stock(2)
TCV X, L.P.	9,242	741,122	750,364	0.4%	0.6%
TCV X (A), L.P.	0	183,786	183,786	0.1%	0.2%
TCV X (A) Blocker, L.P.	2,292	0	2,292	*	*
TCV X (B), L.P.	451	36,132	36,583	*	*
TCV X Member Fund, L.P.	515	41,466	41,981	*	*
Technology Crossover Management X, L.P.	11,985	961,040	973,025	0.5%	0.8%
Technology Crossover Management X, Ltd.	12,500	1,002,506	1,015,006	0.5%	0.9%

* Less than 0.1%.

(1) The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 81,949,871 shares of Class A Common Stock outstanding as of December 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2022 (“Form 10-Q”) filed with the Securities and Exchange Commission on December 7, 2022, and assumes such Reporting Person’s conversion (but not the conversion of any other Reporting Person) of its Class B Common Stock into shares of Class A Common Stock pursuant to Rule 13d-3(d)(1)(i). Each share of Class B Common Stock will automatically be converted into one (1) share of Class A Common Stock automatically upon the earlier of (i) December 13, 2031 (ten years from the date of the filing and effectiveness of the Issuer’s amended and restated certificate of incorporation in Delaware), or (ii) the date the holders of at least 66-2/3% of the voting power of the Issuer’s outstanding Class B Common Stock elect to convert the Class B Common Stock to Class A Common Stock.

(2) Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to 10 votes on each matter. The information shown in the table with respect to the percentage of voting power is based on 81,949,871 shares of Class A Common Stock and 106,018,333 shares of Class B Common Stock outstanding as of December 1, 2022, as reported in the Form 10-Q.

Each of TCV X, TCV X (A), TCV X (A) Blocker, TCV X (B) and Member Fund X (collectively, the “TCV Entities”) has the sole power to dispose or direct the disposition of the shares of Class A Common Stock and Class B Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

CUSIP # 418100103	Page 11 of 13

Management X, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Entities and have the sole power to direct the vote of such shares of Class A Common Stock and Class B Common Stock. TCM X, as the direct general partner of TCV X, TCV X (A), TCV X (A) Blocker and TCV X (B) (collectively, the “TCV X Funds”), may also be deemed to have sole power to dispose or direct the disposition of the shares of Class A Common Stock and Class B Common Stock held by the TCV X Funds and have the sole power to direct the vote of such shares of Class A Common Stock and Class B Common Stock. Each of Management X and TCM X disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock owned by the TCV Entities, except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock owned beneficially or of record by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP # 418100103	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

Technology Crossover Management X, Ltd.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

Technology Crossover Management X, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X (A), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X (A) Blocker, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X (B), L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV X Member Fund, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

CUSIP # 418100103	Page 13 of 13

EXHIBIT

Exhibit
Exhibit 99.1:	Agreement of Joint Filing dated February 14, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to the Class A Common Stock of HashiCorp, Inc. filed on February 14, 2022).
Exhibit 99.2:	Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 13G/A relating to the Class A Common Stock of GitLab Inc. filed on February 14, 2022).